Akoustis Technologies, Inc.
9805 Northcross Center Court, Suite A
Huntersville, NC 28078

May 17, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Bradley Ecker

Re:	Akoustis Technologies, Inc. Registration Statement on Form S-3 File No. 333-279377

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), registrant Akoustis Technologies, Inc. (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m., Eastern Time, on Tuesday, May 21, 2024, or as soon thereafter as is practicable or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission.

Please direct any questions regarding this request to Sean M. Jones of K&L Gates LLP ((704) 331-7406; sean.jones@klgates.com). In addition, please notify Mr. Jones when this request for acceleration has been granted.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the Securities Act as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely,

/s/ Andrew W.B. Wright
Andrew W.B. Wright

General Counsel and Secretary, Akoustis Technologies, Inc.